Filed pursuant to Rule 433

Registration Statement No. 333-188628

May 16, 2013

TC PIPELINES, LP

Pricing Sheet - May 16, 2013

7,700,000 Common Units Representing Limited Partner Interests

This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement and the accompanying prospectus, each dated May 15, 2013, relating to these securities.

Issuer	:	TC PipeLines, LP

Offering price to public	:	$43.85 per common unit

Option to purchase additional units	:	1,155,000 additional common units (30 days)

Proceeds, including the proportionate capital contribution of the issuer’s general partner, net of underwriting commission and offering expenses	:	$329.4 million (excluding option to purchase additional common units) or
$379.1 million (including exercise of option to purchase additional common units)

Trade Date	:	May 16, 2013

Settlement Date	:	May 22, 2013

Issuer Symbol	:	TCP

CUSIP	:	87233Q108

Exchange	:	NYSE

Joint Book-Running Managers	:	Wells Fargo Securities, LLC
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC
UBS Securities LLC
Deutsche Bank Securities Inc.
RBC Capital Markets, LLC

Stabilizing Transactions	:

Prior to purchasing the common units being offered pursuant to the prospectus supplement, on May 16, 2013, one of the underwriters purchased, on behalf of the syndicate, 36,594 common units at an average price of $43.85 per common unit in stabilizing transactions.

Capitalization

The following replaces in its entirety the table set forth under “Capitalization” on page S-22 of the preliminary prospectus supplement:

	As of March 31, 2013
	Actual	As Adjusted	As further adjusted
	(unaudited)
	(millions of U.S. dollars)
Long-term debt:
Current portion of long-term debt	$3	$3	$3
Long-term debt	682	373	1,579
Total long-term debt	685	376	1,582
Partners’ capital:
General partner	27	34	29
Limited partners	1,261	1,583	1,352
Accumulated other comprehensive loss	(1)	(1)	(1)
Non-controlling interests	—	—	447
Total partners’ capital	1,287	1,616	1,827
Total capitalization	$1,972	$1,992	$3,409

Additional Information:

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request from any of the following addresses: Wells Fargo Securities, Attn: Equity Syndicate Dept., 375 Park Avenue, New York, NY 10152, Email: cmclientsupport@wellsfargo.com, Telephone : 800-326-5897; BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attn: Prospectus Department, Email: dg.prospectus_requests@baml.com; J.P. Morgan, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Telephone: 866-802-9204; Morgan Stanley, Attn: Prospectus Dept., 180 Varick Street, 2nd Floor, New York, NY 10014, Email: prospectus@morganstanley.com, Telephone: 866-718-1649; or UBS Investment Bank, Attention: Prospectus Department, 299 Park Avenue, New York, NY 10171, Telephone: 888-827-7275.